BIRCH MOUNTAIN RESOURCES LTD.

ANNUAL GENERAL AND SPECIAL MEETING

OF SHAREHOLDERS

NOTICE OF MEETING

AND MANAGEMENT INFORMATION CIRCULAR

TO BE HELD ON MAY 25, 2006

at The Calgary Chamber of Commerce

100 - 6th Avenue S.W.

Calgary, Alberta

3:30 p.m. Mountain Standard Time

BIRCH MOUNTAIN RESOURCES LTD.

NOTICE OF AN ANNUAL GENERAL AND SPECIAL MEETING OF COMMON

SHAREHOLDERS OF BIRCH MOUNTAIN RESOURCES LTD.

NOTICE IS HEREBY GIVEN THAT an Annual General and Special Meeting (the “Meeting”) of holders of common shares of Birch Mountain Resources Ltd. (the “Corporation”) will be held at The Calgary Chamber of Commerce, Enmax Ballroom, 100-6th Avenue S.W., Calgary, Alberta T2P 0P5 at 3:30 p.m. (Mountain Standard Time), on Thursday, May 25, 2006, for the following purposes:

1.

to receive and consider the Annual Financial Report of the Board of Directors to the shareholders, including the audited consolidated financial statements of the Corporation for the fiscal year ended December 31, 2005;

2.

to fix the Board of Directors of the Corporation at eight (8) members;

3.

to elect the Board of Directors for the ensuing year;

4.

to appoint Ernst & Young LLP, Chartered Accountants, Calgary, Alberta, as the auditors of the Corporation for the ensuing financial year and to authorize the Board of Directors to fix their remuneration;

5.

to approve and adopt, with or without modification, the ordinary resolution as more particularly set forth in the management information circular, relating to the approval of the 2006 Stock Option Plan of the Corporation, prepared in compliance with the requirements for stock option plans of both the TSX Venture Exchange and the Toronto Stock Exchange; and

6.

to transact such other business as may be properly brought before the Meeting.

DATED at the City of Calgary, in the Province of Alberta, this 25th day of April, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

“Signed”

Douglas J. Rowe

President and Chief Executive Officer

It is desirable that as many shares as possible be represented at the meeting.  If you do not expect to attend and would like your shares represented, please complete the enclosed instrument of proxy and return it as soon as possible in the envelope provided for that purpose.  All proxies, to be valid, must be deposited at the office of Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at least forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the Meeting or any adjournment thereof.

MANAGEMENT INFORMATION CIRCULAR

PURPOSE OF SOLICITATION

This management information circular is provided in connection with the solicitation of proxies by the Board of Directors and the management of Birch Mountain Resources Ltd. (the “Corporation”), for use at the Annual General and Special Meeting (the “Meeting”) of the holders of common shares (“Common Shares”) of the Corporation, to be held on Thursday, May 25, 2006, at the hour of 3:30 p.m. (Mountain Standard Time) or at any adjournment thereof for the purposes set out in the accompanying notice of meeting (“Notice of Meeting”).  Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or personal interview by regular employees of the Corporation, at a nominal cost. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. The costs thereof will be borne by the Corporation.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot), and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification, the management designees, if named as proxy, will vote in favour of the matters set out therein.

The enclosed instrument of proxy confers discretionary authority upon the management designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters that may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of the management of the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed instrument of proxy have been selected by the directors of the Corporation and have indicated their willingness to represent as proxy the shareholder who appoints them. A shareholder has the right to designate a person, (who need not be a shareholder of the Corporation) other than the management designees, Mr. Douglas J. Rowe of Calgary, Alberta, the President, Chief Executive Officer and a director of the Corporation, and Mr. Donald L. Dabbs of Calgary, Alberta, Senior Vice-President and a director of the Corporation, to attend and represent him or her at the Meeting.  Such right may be exercised by inserting in the blank space provided for that purpose on the Instrument of Proxy the name of the person or persons to be designated and deleting therefrom the names of the management designees or by completing another proper instrument of proxy. Such shareholder should notify the nominee of the appointment, obtain a consent to act as proxy and should provide instructions on how the shareholder’s shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached, where an attorney executed the proxy form and delivering same to the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, 100

University Avenue, Toronto, Ontario, M5J 2Y1, no later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays in the Province of Alberta, prior to the Meeting or any adjournment thereof.

A shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. A proxy may be revoked by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the shareholder or by his authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, and by depositing the proxy bearing a later date with the registrar and transfer agent of the Corporation, Computershare Trust Company of Canada, at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof at which the proxy is to be used or by depositing the revocation of proxy with the chairperson of such Meeting on the day of the Meeting, or any adjournment thereof, or in any other matter permitted by law. In addition, a proxy may be revoked by the shareholder personally attending at the Meeting and voting his shares.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name.  Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in this management information circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Corporation’s registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, not be registered in the shareholder’s name.  Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms).  Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to registered shareholders by the Corporation.  However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The vast majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”) in Canada.  ADP typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the Internet or telephone, for example).  ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.  A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote Common Shares directly at the Meeting.  The voting instruction forms must be returned to ADP (or instructions respecting the voting of Common Shares must otherwise be communicated to ADP) well in advance of the Meeting in order to have the Common Shares voted.  If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity.  Beneficial Shareholders, who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to shareholders in this management information circular and the accompanying instrument of proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation has authorized capital consisting of an unlimited number of Common Shares, without nominal or par value, of which 80,912,237 Common Shares were issued and outstanding as at April 15, 2006.

Holders of Common Shares on record at the close of business on April 25, 2006 (the “Record Date”) are entitled to vote such Common Shares at the Meeting on the basis of one vote for each Common Share held except to the extent that, (i) the holder transfers his or her shares after the close of business on the Record Date, and (ii) such transferee produces properly endorsed share certificates or otherwise establishes his or her ownership of the shares and demands, not later than ten days prior to the Meeting, that his name be included in the list before the Meeting, in which case the transferee may vote those shares.

The By-laws of the Corporation provide that a quorum of shareholders is present at a meeting of shareholders if at least two individuals are present, each of whom is entitled to vote at the meeting, and who hold or represent by proxy in the aggregate not less than 10% of the total number of shares entitled to be voted at the meeting.

As of the date hereof, no person or company, to the knowledge of the directors or senior officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the voting rights attached to the outstanding Common Shares of the Corporation that are entitled to vote at the Meeting.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The aggregate remuneration paid to the five highest officers and employees of the Corporation during the fiscal year ended December 31, 2005 was $745,520.

Summary Compensation

The following table sets forth a summary of the annual and long term compensation for services paid during the Corporation’s fiscal year ended December 31, 2005 to the President and Chief Executive Officer (“CEO”), the current and former Vice-President, Finance and Chief Financial Officer (“CFO”) and the Vice President, Operations and Engineering of the Corporation (the “NEOs”).

SUMMARY COMPENSATION TABLE

Named Executive Officer		Annual Compensation			Long Term Compensation			All Other Compensation
Principal Position	Year	Salary	Bonus	Other Annual	Securities Under Options / SARS Granted	Restricted Shares or Restricted Share Units	LTIP Payouts
		($)	($)	($)	(#)	($)	($)	($)
Douglas J. Rowe President & CEO	2005 2004 2003	177,476 165,923 179,666(1)	- - -	2,969 1,123 -	175,000 250,000 300,000	- -	- -	- -
Hansine Ullberg VP, Finance & CFO (2)	2005 2004 2003	111,705 - -	- - -	9,601 - -	350,000 - -	- - -	- - -	- - -
Donald L. Dabbs Senior Vice-President; Former VP & CFO (3)	2005 2004 2003	139,044 132,389 133,000 (4)	- - -	16,691 3,124 -	75,000 200,000 250,000	- - -	- - -	- - -
Russell Gerrish VP Engineering & Operations	2005 2004 2003	200,090 101,281 -	- - -	2,986 - -	350,000 30,000 -	- - -	- - -	- - -

Notes:

(1)

Salary includes $39,667 that was deferred in 2002.

(2)

Appointed Vice-President, Finance and Chief Financial Officer on January 11, 2005.

(3)

Resigned as Vice-President, Finance and Chief Financial Officer on January 11, 2005 and appointed Senior Vice-President.

(4)

Salary includes $28,000 that was deferred in 2002.

There were no other executive officers at the end of the most recently completed financial year whose salaries and bonuses exceeded $150,000 per year.

Options

The following table and the notes thereto set forth information in respect of each grant of options to NEOs during the Corporation’s fiscal year ended December 31, 2005.

OPTION GRANTS DURING THE FISCAL YEAR ENDED DECEMBER 31, 2005

NEO Name	Securities Under Options Granted (#)	Per cent of Total Options Granted to Employees in Financial Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant (1) ($/Security)	Expiration Date
Douglas J. Rowe	175,000	11.5%	$2.48	$2.48	March 7, 2010
Hansine Ullberg	200,000 150,000	13.2%	$2.35 $2.48	$2.35 $2.48	January 11, 2010 March 7, 2010
Donald L. Dabbs	75,000	5%	$2.48	$2.48	March 7, 2010
Russell Gerrish	200,000 150,000	13.2%	$2.3.5 $2.48	$2.35 $2.48	January 11, 2010 March 7, 2010

Note:

(1)

Based on the closing price of the Common Shares on the last day the Common Shares traded on the TSX Venture Exchange prior to the date of grant.

The following table and the notes thereto set forth information in respect of each exercise of options by the NEOs during the Corporation’s fiscal year ended December 31, 2005 and the financial year-end value of unexercised options.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (1) ($)	Unexercised Options at December 31, 2005 (#) Exercisable/Unexercisable	Value of Unexercised “in-the-Money” Options at December 31, 2005 (2) ($) Exercisable/Unexercisable
Douglas J. Rowe	Nil	n/a	1,055,000 / 150,000	8,235,475 / 996,625
Hansine M. Ullberg	137,500	$422,000	131,250 / 81,250	5,799,500 / 607,500
Donald L. Dabbs	Nil	n/a	737,500 / 87,500	1,230,619 / 702,206
Russell Gerrish	Nil	n/a	206,250 / 118,750	776,250 / 477,750

Notes:

(1)

Aggregate value realized is equal to the number of securities acquired on exercise multiplied by the difference between the market value of the securities at the date of exercise and the exercise price.

(2)

Unexercised “in-the-money” options refer to those options in respect of which the market value of the underlying security as at the financial year-end exceeds the exercise price of the option, being the aggregate of the difference between the market value of the securities as at December 31, 2005 and the exercise price.

Long-Term Incentive Plans and LTIP Awards

The Corporation currently has no long-term incentive plans, other than stock options granted from time to time by the Board under the provisions of the Corporation’s incentive stock option plan.

Stock Appreciation Rights and Restricted Shares

No stock appreciation rights or restricted shares were granted by the Corporation to the NEOs of the Corporation during the last fiscal year ended December 31, 2005. Furthermore, no stock appreciation rights were exercised.

Stock Option and SAR Repricing

No repricing took place during the last fiscal year ended December 31, 2005 with respect to stock option and stock appreciation rights.

Defined Benefit or Actuarial Plans

The Corporation currently has no defined benefit or actuarial plans.

Termination of Employment, Change in Responsibilities and Employment and Management Contracts

On December 1, 1995, the Corporation entered into an employment contract with Douglas J. Rowe setting out the terms and conditions of Mr. Rowe’s employment as President and Chief Executive Officer of the Corporation at an annual salary of $108,000.  The Board of Directors of the Corporation has approved toe following increases in Mr. Rowe’s annual salary: to $140,000 per annum on June 15, 2000, to $164,800 on January 1, 2004, to $180,000 on March 23, 2005 and to $250,000 on January 1, 2006.  The agreement contains a termination clause that provides compensation to Mr. Rowe in the event his employment with the Corporation is terminated for any reason other than cause. The termination clause provides for the following compensation to be paid to Mr. Rowe within seven business days after the date of termination:  (i) two and one half times his then current annual salary; (ii) the present worth of all employee benefits which would have been available to Mr. Rowe for a period of 18 months from the date of termination; and (iii) the total amount of all membership dues for 18 months, unless previously paid.

Compensation Committee

The Board of Directors has established a Compensation Committee responsible for reviewing the Corporation’s executive compensation and for establishing compensation of the Corporation’s executive officers.  Members of the Compensation Committee include Lanny McDonald (Chairpersonman), Jack Clark and Derrick Kershaw.

Report on Executive Compensation

The Compensation Committee reviews and approves the recommendations of senior management relating to the annual salaries, bonuses and stock option grants of the executive officers of the Corporation.  It is also responsible for evaluating the CEO’s performance and fixing his compensation.  The Compensation Committee currently consists solely of outside directors who report to the Board, which in turn gives final approval to compensation matters.

Policies of the Compensation Committee

The Board of Directors has adopted a charter for the Compensation Committee, which provides that the Compensation Committee shall be comprised of not less than two members of the Board of Directors, the majority of whom shall be unrelated or outside directors.  An unrelated director is defined as one who is independent of management and is free from any interest in any business or other relationship, which could, or could be reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interest of the Corporation.  The Compensation Committee reviews management prepared policies and makes recommendations to the Board of Directors on matters that include:

(a)

compensation policies and guidelines for senior officers, as well as supervisory and management personnel of the Corporation and its subsidiaries;

(b)

corporate benefits;

(c)

the Corporation’s incentive plans;

(d)

evaluation of the performance and compensation of the CEO and other senior management;

(e)

policies regarding the incentive stock option plan of the Corporation and the granting of stock options to members of the Board of Directors, management and employees of the Corporation, compensation levels for members of the board of directors as well as committee members, succession plan for the CEO and for key employees of the Corporation and any material changes in human resources policy, procedure, remuneration and benefits.

Base Salaries, Stock Option Grants and Other Incentives

Compensation is provided by way of i) base salary/consulting fee and ii) the award of stock options. To date, the Corporation has placed greater emphasis on the issuance of stock options as a major component of its compensation to officers.  The Corporation’s Board of Directors regard the issuance of stock options as having the advantage of encouraging growth in the Corporation and its share value, while reducing the cash expenditures required to pay salaries.

The Corporation has not adopted a performance based plan to remunerate its executive officers.  The Compensation Committee considers discretionary bonuses to staff members and executive officers based on specific goals and objectives as determined by the Board from time to time.  An aggregate of $1,019,231 was paid to 13 staff members and executive officers during the fiscal year ended December 31, 2005.  The Corporation intends to adopt a performance based plan in the future.

Compensation of CEO

The compensation of the CEO is considered by the Compensation Committee to be at a level lower than comparative positions within the industry.  The Compensation Committee bases this view on its experience with other junior oil companies and an informal review with other industry participants.  As the Corporation grows, the Compensation Committee will review with each senior employee, including the CEO, their remuneration.  The CEO and executive employees may also be granted additional options from time to time in the discretion of the Compensation Committee.

Other Compensation

Other than as set forth herein, the Corporation did not pay any additional compensation to the executive officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the last completed fiscal year.

Performance Graph

The following graph compares the yearly percentage change in the cumulative shareholder return over the last five years of the common shares of the Corporation (assuming a $100 investment was made on December 31, 2000) with the cumulative total return of the S&P/TSX Composite Index, assuming reinvestment of dividends.

Stock Performance Graph
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
Return
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Annual Period
Birch Mountain Common Shares
S&P/TSX Composite Total Return Index

Compensation of Directors

During the fiscal year ended December 31, 2005, the Corporation paid no cash compensation to the directors for services rendered in their capacity as directors.  Executive officers of the Corporation who also act as directors of the Corporation, do not receive any additional compensation for services rendered in such capacity, other than as paid by the Corporation to such executive officers in their capacity as executive officers.  See “Compensation of Executive Officers”.

The following table and the notes thereto set forth information in respect of each grant of options to directors of the Corporation who are not also NEOs during the Corporation’s fiscal year ended December 31, 2005.

OPTION GRANTS DURING THE FISCAL YEAR ENDED DECEMBER 31, 2005

Director Name	Securities Under Options Granted (#)	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant (1) ($/Security)	Expiration Date
Jack Clark	50,000	$2.48	$2.48	March 7, 2010
Charles Hopper	50,000	$2.48	$2.48	March 7, 2010
Derrick Kershaw	50,000	$2.48	$2.48	March 7, 2010
Lanny McDonald	50,000	$2.48	$2.48	March 7, 2010
Kerry Sully	75,000	$2.48	$2.48	March 7, 2010
Larry Shelley	200,000 150,000	$2.09 $2.48	$2.09 $2.48	April 19, 2010 March 7, 2010

Note:

(1)

Based on the closing price of the Common Shares on the last day the Common Shares traded on the TSX Venture Exchange prior to the date of grant.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information in respect to equity compensation plans of the Corporation as at December 31, 2005 plus the impact of equity compensation plans, proposed for approval by the shareholders in this information circular and not yet approved.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities, remaining available for future issuance under equity compensation plans (excluding securities reflected in second column)
Equity compensation plans approved by securityholders (1)	7,201,570	$0.84	755,147
Equity compensation plans not approved by securityholders (2)	Nil	n/a	Nil
Total	7,201,570	$0.84	755,147

Notes:

(1)

The most recent stock option plan, approved on July 8, 2004, fixes the maximum number of Common Shares issuable upon exercise of the stock option grant at 10,269,047.  Thus the number securities remaining available for future issuance must take into account outstanding options and also options that were issued under the plan and already exercised.

(2)  At December 31, 2005, there were no equity compensation plans not approved by security holders.

The Board of Directors of the Corporation adopted the most recent stock option plan of the Corporation on May 7, 2004, which was ratified by shareholders on July 8, 2004 (the “Current Plan”). The purpose of the Current Plan is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries, if any, to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs. The Current Plan is administered by the Board of Directors of the Corporation or by a special committee of the Board of Directors, if appointed, from time to time (the “Board”).  Pursuant to the Current Plan, the Board may grant non-transferable options to purchase Common Shares of the Corporation to directors, officers, employees and consultants of the Corporation and its subsidiaries and employees of a person or company which provides management services (excluding investor relations services) to the Corporation or its subsidiaries (“Management Company Employees”) (such persons hereinafter collectively referred to as “Participants”).  Under the Current Plan, the number of Common Shares subject to an option granted to any one Participant shall be determined by the Board; however, the aggregate number of Common Shares which may be reserved for issuance to any one Participant shall not exceed the maximum number of shares permitted by any stock exchange or exchanges on which the Common Shares of the Corporation are then listed and any other regulatory body having jurisdiction (the “Exchange”).  The aggregate number of Common Shares issuable upon the exercise of all options granted under the Current Plan may not exceed 10,269,047 shares.  Options issued pursuant to the Current Plan will have an exercise price determined by the Board provided that such exercise price shall not be less than the price permitted by the Exchange.  Options granted under the Current Plan are non-transferable and expire the earlier of 5 years from the date of grant or 90 days from the date the optionee ceases to be a director, officer, employee or consultant of the Corporation of its subsidiaries or a Management Company Employee (or, in the case of an optionee performing investor relations activities, within 30 days of the cessation of services to the Corporation).  In the event of death of an optionee, options held by such optionee will expire the earlier of 5 years from the date of grant or one year from the date of such death.

At the meeting, shareholders will be asked to approve a new stock option plan, the 2006 Stock Option Plan.  See “Particulars for the Meting to be Acted Upon – Approval of the 2006 Stock Option Plan”.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTION

Other than as set forth herein, the Corporation is not aware of any material interest, direct or indirect, of any “informed person” of the Corporation, any proposed director of the Corporation or any associate or affiliate of any of the foregoing in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the company or any of its subsidiaries.

For the purposes of the above, “informed person” means: (a) a director or executive officer of the Corporation; (b) a director or executive officer of a company that is itself an informed person or subsidiary of the Corporation; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Corporation after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

CORPORATE GOVERNANCE

Board of Directors

The Corporation’s Board, which is responsible for supervising the management of the business and affairs of the Corporation, is comprised of eight directors, of which five are independent.  The independent directors include Kerry Sully (Chairperson), Lanny McDonald, Jack Clark, Larry Shelley and Charles Hopper.  The President, Doug Rowe and two senior Vice Presidents of the Corporation, Donald Dabbs and Derrick Kershaw are not independent by virtue of being a member of the Corporation’s management.   Three of Corporation’s directors serve as directors of other reporting issuers.  Doug Rowe is a director of Energy Exploration Technologies Inc. and Dumont Nickel Inc.  Kerry Sully is a director of CGX Energy Inc.  Larry Shelly is a director of Gemini Corporation and Quorum Information Technologies Inc.  Doug Rowe, Donald Dabbs and Derrick Kershaw, will not be independent if re-appointed to the Board.

The independent members of the Board of Directors do not hold regularly scheduled meetings at which the non-independent directors and members of management are not in attendance. Although the independent directors do not hold meetings without the non-independent directors and members of management, the Board facilitates open and candid discussion among its independent directors by holding an ‘in-camera’ session for independent members during each regular board meeting.

Board Mandate

The Board has not adopted a formal written mandate.  The Board works with the Corporate Governance and Risk Committee to ensure it roles and responsibilities are carried out at each committee level and at the Board as a whole.  The Board has delegated certain responsibilities to the Corporate Governance and Risk Committee, the Compensation Committee, the Audit Committee and the Health, Safety and Environment Committee.  All Committees, except the Health, Safety and Environment Committee have written mandates that have been accepted by the Board.

Chairperson of the Board

The Chairperson of the Board, Kerry Sully, is an independent director. The role of the Chair is to provide leadership to the independent directors, manage the affairs of the Board and ensure that the Board is organized properly, functions effectively and meets its obligations and responsibilities.  The Chairperson presides at each meeting of the Board and is responsible for coordinating with management and the corporate secretary to ensure that documents are delivered to directors in sufficient time in advance of Board meetings for a thorough review, that matters are properly presented for the Board’s consideration at meetings, and that the Board has an appropriate opportunity to discuss issues at each meeting. The Chairperson is responsible for communicating with each Board member, ensuring that each director has the opportunity to be heard, that each director is accountable to the Board, and that the Board and each Committee is discharging its duties. The Chairperson is also responsible for organizing the Board to function independently of management and arranges for the independent directors to meet without non-independent directors and management present.  Most importantly, the Chairperson is the Board’s role model for responsible, ethical and effective decision-making.

Board Committees

The Board has established the following Board committees comprised of the members and Chaired by the individuals set out in the following table:

Committee	Members	Independent
Audit Committee	Larry Shelly, Chairperson Charles Hopper Kerry Sully	Yes Yes Yes
Compensation Committee	Lanny McDonald, Chairperson Jack Clark Derrick Kershaw (1)	Yes Yes No
Governance and Risk Committee	Charles Hopper, Chairperson Larry Shelley Jack Clark	Yes Yes Yes
Health, Safety and Environment Committee	Derrick Kershaw, Chairperson (1) Jack Clark Don Dabbs (1)	No Yes No

Note:

(1)

Not independent as the individual is a member of management

The Corporation’s Audit Committee’s charter was approved and attached to the Corporation’s 2005 Information Circular and is filed on the Corporation’s website.  The mandate of the Audit Committee is to oversee and provide assistance in financial reporting, financial policies and internal controls as well as work with the external auditors to ensure required financial public disclosures are not materially incorrect and/or misleading.  The Audit Committee charter provides that all non-audit services to be provided by the external auditors are reviewed in advance and pre-approved.

The function of the Governance and Risk Committee is to recommend governance policies for adoption by the Corporation, including the Corporation’s Code of Conduct, and to amend, administer and monitor compliance with the Corporation’s governance policies and Code of Conduct.  The Governance and Risk Committee is also responsible for nominating directors.  The function of the Health, Safety and Environment Committee is to oversee and report health, safety and environment topics to the Board while ensuring legislative requirements in these areas are met and standards are appropriate for the operations of the Corporation.

Position Descriptions for the Board, Chairperson, Committee Chairpersons and the CEO

The Board has not developed written position descriptions for the Chairperson of each Board Committee and the CEO of the Corporation.  The responsibilities of a directorship are communicated verbally and in a Governance Commitment Policy that outlines the role of the Chairpersonperson and director’s conduct.  Each director provides feedback by completing a standard Board effectiveness survey.  Each director, who serves on a Board committee, is responsible for carrying out the mandate as outlined in each committee charter.

Director Orientation and Continuing Education

Responsibility for Board orientation and continuing education is delegated to the Corporate Governance and Risk Committee and is specifically outlined in its charter.  New directors are provided with a Corporation Governance and Procedure Manual that outlines policies of the Corporation.  These include the Code of Conduct, Governance Commitments Policy, Corporate Disclosure Policy, Insider Trading Policy, Whistleblowing Policy and charters for the Audit Committee, Corporate Governance and Risk Committee and the Compensation Committee.   The manual is updated as the Corporation’s business, governance documents and policies change.  Directors are encouraged to visit the Corporation’s facilities, to interact with management and employees and to stay abreast of industry developments and the evolving business of the Corporation.

Ethical Business Conduct

The Corporation has adopted a written Code of Conduct (the “Code”). The Corporate Governance and Risk Committee takes reasonable steps to monitor compliance with the Code by requiring employees, on the commencement of their employment and as and when directed by management, to sign an acknowledgement of the Code acknowledging that their adherence thereof.  The Code applies to the Corporation’s directors, executive officers, management, employees and consultants, each of whom is expected to ensure that his or her behavior accords with the letter and the spirit of the Code.

In addition to the Code, the Corporation has a Governance Commitments Policy that outlines the requirements of director’s conduct, an Audit Committee Charter and Corporate Disclosure Policy regarding the collection and dissemination of accounting information, and a Whistleblowing Policy with respect to reporting accounting and auditing irregularities.

Since the beginning of the Corporation’s most recently completed financial year, no material change reports have been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

Exercise of Independent Judgment

The Board encourages and promotes a culture of ethical business conduct by appointing directors who demonstrate integrity and high ethical standards in their business dealings and personal affairs.  Directors are required to abide by the Code and are expected to make responsible and ethical decisions in discharging their duties, thereby setting an example of the standard to which management and employees should adhere.  The Corporation has a specific policy to outline the expectations of directors in the Governance Commitments Policy.

The Corporate Governance and Risk Committee is responsible for reviewing departures from the Code by executive officers, management, employees and consultants, reviewing and either providing or denying waivers from the Code, and disclosing any waivers that are granted in accordance with applicable law.  The Board, as a whole, is responsible for responding to conflict of interest situations involving directors, particularly with respect to existing or proposed transactions and agreements in respect of which directors advise they have a material interest.

Conflicts of Interest

Directors and officers are required to disclose any material interest in any transaction or agreement with the Corporation to the Corporate Governance and Risk Committee.  Any related party transactions are subject to review by the Corporate Governance and Risk Committee prior to entering into commercial terms.  The Corporation’s directors and officers abide by the disclosure of conflict of interest provisions contained in the Business Corporations Act (Alberta).  By taking these steps the Board strives to ensure that directors at Board meetings exercise independent judgment, unclouded by the relationships of the directors and officers to each other and the Corporation, in considering transactions and agreements in respect of which directors and executive officers have an interest.

Director Nomination

Responsibility for identifying new candidates to join the Board is delegated to the Corporate Governance and Risk Committee and is specifically outlined in their charter.  The Corporate Governance and Risk Committee is responsible for identifying qualified candidates, recommending nominees for election as directors, and appointing directors to Committees.  The nomination criteria include a candidate’s independence, financial acumen, skills and available time to devote to the duties of the Board.  The Corporate Governance and Risk Committee reviews the composition and size of the Board and tenure of directors in advance of annual general meetings when directors are most commonly elected by the Corporation’s shareholders, as well as when individual directors indicate that their status may change.  The Corporate Governance and Risk Committee is comprised entirely of independent directors to encourage an objective nomination process.

Compensation

The Compensation Committee annually recommends the compensation to be received by the Corporation’s directors and CEO, and evaluates the proposed compensation to be received by the executive officers and management.  During 2005, no director compensation, except for the issuance of stock options was deemed appropriate, as the Corporation was still in pre-production. The Compensation Committee is comprised entirely of independent directors.  Compensation is determined in the context of the Corporation’s goals, shareholder returns and other achievements, and considered in the context of position descriptions, goals and the performance of each individual director and officer an available salary data from the local markets for similar responsibilities. With respect to directors’ compensation, the Compensation Committee reviews the level and form of compensation received by the directors, members of each Committee, and the Chairperson of the Board and each Committee, considering the duties and responsibilities of each member in service to the Corporation.  The Compensation Committee has the power to engage a compensation consultant or advisor to assist in determining appropriate compensation.

Director Assessment

The Corporate Governance and Risk Committee is responsible for the evaluation and assessment of the performance, contribution and effectiveness of individual directors, the Chairperson of the Board and each Committee, the committees of the Board and the Board as a whole.  The evaluation includes a questionnaire, which asks directors to identify their own skills, their contributions to the Board and committees, and rate their effectiveness and the effectiveness of the Board and each committee. The annual review also asks directors to provide feedback on areas where they believe improvements in Board effectiveness can be made.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board of Directors of the Corporation (the “Board of Directors”), the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

Annual Financial Report

The Annual Financial Report, which includes the audited financial statements of the Corporation for the year, ended December 31, 2005, the auditors’ report thereon and management’s discussion and analysis, a copy of which is enclosed with this management information circular, will be tabled at the Meeting.

Number of Directors

For this forthcoming year, it is proposed that the Board of Directors shall consist of eight (8) members. Management therefore intends to place before the Meeting, for approval, with or without modification, a resolution fixing the Board of Directors at eight (8) members for the next ensuing year.

Election of Board of Directors

It is the intention of the management designees, if named as proxy, to vote for the election of the following persons to the Board of Directors. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favor of management designees will be voted for another nominee in their discretion unless the shareholder has specified in his proxy that his shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the By-laws of the Corporation.

The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Corporation presently held by him, his province or state and country of residence, principal occupation, business or employment, the period during which he has served as a director, and the number of voting Common Shares of the Corporation that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as of the March 31, 2006:

Name	Function	Principal Business Activities, Business Experience and Principal Directorships	Voting Shares Beneficially Owned or Controlled or Directed as at Date hereof (1) (2)
Kerry E. Sully (3) British Columbia, Canada	Chairperson of the Board and Director since 1995

Since 1999, Mr. Sully has been President and CEO of CGX Energy Inc., a company exploring for hydrocarbons in Guyana and was President, Chief Executive Officer and a Director of Ranchmen’s Resources Ltd. from 1989 to 1995.

244,000 Common Shares (0.30%)
Douglas J. Rowe Alberta, Canada	President and Chief Executive Officer and Director since 1994

Mr. Rowe is President and CEO of the Corporation, and was President and Chairperson of the Board of Brougham Geoquest, Ltd., a company engaged in mineral exploration, and Brougham Energy Corporation, a company engaged in oil and gas exploration and development.  Mr. Rowe is a director of Energy Exploration Technologies Inc., a company developing remote sensing technology to assist in the exploration of hydrocarbons.  Mr. Rowe has been a director of Dumont Nickel Inc. since July 20, 2005.

677,983 Common Shares (0.84%)
Donald L. Dabbs (5) Alberta, Canada	Senior Vice President and Director since 1994, formerly Vice-President and Chief Financial Officer

Mr. Dabbs was the President and Chief Executive Officer of Niaski Environmental Inc. from 1998 to 1999.  He was Regional Manager, Bovar Environmental, and had served as a Vice-President of Concord Environmental Corporation from 1988 to 1994 where he was responsible for resource development planning and regulatory approvals for clients, particularly in the Athabasca oil sands.

338,972 Common Shares (0.42%)
Lanny K. McDonald (4) (6) Alberta, Canada	Director since 1995

In 1990, after more than 16 years of National Hockey League play, Mr. McDonald joined the Calgary Flames as Vice President for ten years.   He is now Marketing Director with Baker Hughes Canada, an oilfield services company.

126,666 Common Shares (0.16%)
Dr. J.I. (Jack) Clark (4) (5) Newfoundland & Labrador, Canada	Director since 2001

Dr. Clark is an independent consultant with over 40 years of engineering experience.  For 15 years (until March 1997) he was President and CEO of C-CORE, an applied research company in St. John’s, Newfoundland & Labrador.  Dr. Clark has been an Honorary Professor of Engineering at Memorial University of Newfoundland and continues to consult to a wide range of government and industry clients.

167,001 Common Shares (0.21%)
Charles Hopper (3) (6) Connecticut, United States of America	Director since 2001

Mr. Hopper is a Managing Director of Lehman Brothers, Inc. of New York and has twenty-five years experience in the financial industry.   During the past five years at Lehman Brothers, Mr. Hopper has been responsible for Private Client Services Asset Management.

108,000 Common Shares (0.13%)
Larry Shelley (3) (6) Calgary, Alberta	Director since 2005

From 2000 to 2003 Mr. Shelley was the Executive Vice-President of Advisory Services at Meyers Norris Penny LLP, a public accounting firm, and President of the Tamarack Group Ltd., a corporate finance company. Since 2004 Mr. Shelley has been the President of SRG Capital Ltd., a private investment firm.

50,000 Common Shares (0.06%)
Derrick Kershaw (4) (5) British Columbia, Canada	Senior Vice-President and Director since 2004

Mr. Kershaw retired in 2001 as General Manager, Aurora Mine for Syncrude Canada, where he was responsible for all aspects of the new Aurora Mine Project.  With Syncrude, he held the position of General Manager, Extraction Operations, Manager Overburden and Tailings in Mining Operations, and Manager Mine Mobile Maintenance.  He also was Manager in Syncrude Research Department.  Mr. Kershaw served as Chairperson of the Advisory Board for the Fort McMurray Oil sands Discovery Centre.

No Common Shares

Notes:

(1)

The information as to Common Shares beneficially owned, not being within the knowledge of the Corporation, has been furnished based on SEDI insider trading reports.

(2)

This number of Common Shares does not include any Common Shares issuable upon exercise of stock options or other convertible securities held by such director.

(3)

Member of the Audit Committee.

(4)

Member of the Compensation Committee.

(5)

Member of the Health, Safety and Environment Committee.

(6)

Member of the Corporate Governance and Risk Committee.

Appointment of Auditors

It is management’s intention to vote proxies in the accompanying form in favour of an ordinary resolution to appoint Ernst & Young LLP (“EY”), as auditors of the Corporation to hold office until the close of the next annual general meeting of shareholders of the Corporation or until EY is removed from office or resigns as provided by law or the by-laws of the Corporation, and to authorize the directors of the Corporation to fix the remuneration of EY as auditors of the Corporation.  In order to be effective, an ordinary resolution requires approval by not less than a majority of the votes cast by shareholders in person or by proxy who vote in respect of this resolution.

Approval of the 2006 Stock Option Plan

The Corporation is proposing to replace the Current Plan that was ratified by shareholders on July 8, 2004, with a single new stock option plan (“New Plan”) attached hereto in Exhibit I. (See previous heading Securities Authorized for Issuance Under Equity Compensation Plans for a detailed description of the Current Plan.) The New Plan has been conditionally approved by the TSXV.  The Board approved the New Plan on April 24, 2006, subject to obtaining appropriate shareholder approval.

In order to afford the Corporation greater flexibility in respect of its security based compensation, the management of the Corporation proposes to seek shareholder approval for the adoption of a new stock option plan (“New Plan”) of the Corporation in compliance with the rules and regulations of the Toronto Stock Exchange (“TSX”) and the TSX Venture Exchange (“TSXV”).

The New Plan provides that stock options may be granted by the Corporation to officers, directors, employees, consultants and employees of a person or company which provides services to the Corporation, its subsidiary or affiliates of the Corporation from time to time up to a maximum of 10% of the Corporation’s issued capital.  Any expiration or exercise of stock options during the terms of the New Plan will allow the Corporation to re-grant the options on a continuous revolving and reloading basis.  Any increase in the issued and outstanding common shares will result in an increase in the available number of Common Shares issuable under the New Plan, and any exercises of options will make new grants available under the New Plan effectively resulting in a re-loading of the number of options available to grant under the New Plan.  As at April 15, 2006, the Corporation had 80,912,237 Common Shares issued and outstanding.  Accordingly, 8,091,224 Common Shares may be reserved for issuance under the New Plan.  As at April 15, 2006, the Corporation has 7,333,320 options outstanding under the Current Plan.  The 7,333,320 stock options that are currently issued and outstanding under the Current Plan will be deducted from the number of stock options that may be granted under the New Plan.  Accordingly, up to 757,904 additional stock options may be granted under the New Plan as at April 15, 2006.  Until receipt of shareholder approval of the New Plan, no further stock options will be granted under the Current Plan.

The price of options granted under the New Plan shall not be less than the market price of the Common Shares at the time the option is granted. Options issued under the New Plan may be exercised during a period determined by the Board, which cannot exceed five (5) years if listed on the TSXV or ten (10) years if listed on the TSX, and are subject to earlier termination upon the termination of the optionee’s employment, upon the optionee ceasing to be a director and/or officer of the Corporation, or upon the retirement, permanent disability or death of an optionee.  The options are non-transferable, except in limited circumstances.  There is no agreement whereunder financial assistance will be provided by the Corporation to facilitate the purchase of shares under the New Plan.  The number of securities issuable or reserved for issuance to insiders under all security based compensation arrangements cannot at any time exceed 10% of the issued and outstanding securities of the Corporation and the number of securities issued to insiders under all security based compensation arrangements within a one year period may not exceed 10% of the issued and outstanding securities.

The New Plan permits the Board to amend, suspend, terminate or discontinue the New Plan subject to any applicable regulatory approval. In particular, the Board may amend the New Plan without shareholder approval if the amendment: (a) is for the purpose of curing any ambiguity, error or omission in the New Plan or to correct or supplement any provision that is inconsistent with any other provision of the New Plan; (b) is necessary to comply with applicable law or requirements of any stock exchange on which the common shares of the Corporation are listed; (c) is an amendment to the Plan respecting administration and eligibility for participation under the Plan; (d) changes the terms and conditions on which options may be granted pursuant to the Plan including the provisions relating to option price, vesting provisions and option period; (e) changes the termination provisions of an option or the New Plan; (f) is an addition of a cashless exercise feature, payable in cash or securities which provides for a full deduction of the number of underlying securities from the Plan; or (g) is an amendment to the Plan of a “housekeeping nature”.  Notwithstanding the foregoing, no such amendment may have the effect of (h) amending the number of common shares issuable under the New Plan; (i) adding any form of financial assistance by the Corporation for the exercise of any option; (j) resulting in a material or unreasonable dilution in the number of outstanding common shares or any material benefit to option holders; or (k) changing the class of eligible optionees to broaden the participation by insiders of the Corporation.

Without limiting the generality of the foregoing, but subject to any required regulatory approval of any regulatory authority or stock exchange, the Board may amend the option price, the option period (which in no event shall exceed ten (10) years from the date of grant) and the termination provisions of options granted pursuant to the Plan, without shareholder approval, provided that if the Board proposes to reduce the option price or extend the option period of options granted to insiders of the Corporation pursuant to the Plan, such amendments will require shareholder approval.

The rules of the TSXV requires further shareholder approval of the New Plan annually, while the rules of the TSX will require further shareholder approval of the New Plan every three (3) years.

In order for the resolution approving the New Plan to be effective, it must be approved by the affirmative vote of a majority of the votes cast in respect thereof by shareholders present in person or by proxy at the Meeting.  In the absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of this ordinary resolution.

The text of the ordinary resolution which management intends to place before the Meeting for the approval, adoption and ratification, with or without modification, is hereinafter set forth:

“BE IT RESOLVED as an ordinary resolution of the Corporation that:

1.

the stock option plan of the Corporation substantially in the form as attached as Exhibit 1 (the “New Plan”) to the management information circular prepared for the purposes of this meeting be and is hereby approved and adopted as the stock option plan of the Corporation;

2.

the form of the New Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities without requiring further approval from the shareholders of the Corporation;

3.

the shareholders of the Corporation hereby expressly authorize the board of directors to revoke this resolution before it is acted upon without requiring further approval of the shareholders in that regard; and

4.

any one (or more) director or officer of the Corporation is authorized and directed, on behalf of the Corporation, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to this ordinary resolution.”

OTHER BUSINESS

While there is no other business other than that mentioned in the Notice of Meeting to be presented for action by the shareholders at the Meeting, it is intended that the proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before that Meeting or any adjournment thereof, in accordance with the discretion of the persons authorized to act thereunder.

GENERAL

All matters to be brought before the meeting require, for the passing of same, a simple majority of the votes cast at the Meeting by the holders of Common Shares. If a majority of the Common Shares represented at the meeting should be voted against the appointment of EY, Chartered Accountants, as auditors of the Corporation, the Board of Directors will appoint another firm of chartered accountants based on the recommendation of the audit committee, which appointment for any period subsequent to the Meeting shall be subject to approval by the shareholders at the Meeting.

ADDITIONAL INFORMATION

Information relating to the Corporation is on SEDAR at www.sedar.com.  Shareholders may contact the Corporation to request copies of the Corporation’s financial statements and management’s discussion and analysis.

Financial information is provided in the Corporation’s comparative financial statements and management’s discussion and analysis for the most recently completed financial year.

EXHIBIT I

TO THE MANAGEMENT INFORMATION CIRCULAR OF

BIRCH MOUNTAIN RESOURCES LTD.

2006 STOCK OPTION PLAN

1.

Purpose

The purpose of the Stock Option Plan (the “Plan”) of Birch Mountain Resources Ltd., a corporation incorporated under the Business Corporations Act (Alberta) (the “Corporation”), is to advance the interests of the Corporation by encouraging the directors, senior officers, employees, consultants and employees of a person or company that provides services to the Corporation and of its subsidiaries or affiliates of the Corporation if any, to acquire common shares in the share capital of the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

2.

Administration

(a)

The Plan shall be administered by the Board of Directors of the Corporation or by a special committee of the directors appointed from time to time by the Board of Directors of the Corporation pursuant to rules of procedure fixed by the Board of Directors (such committee or, if no such committee is appointed, the Board of Directors of the Corporation is hereinafter referred to as the “Board”).  A majority of the Board shall constitute a quorum, and the acts of a majority of the directors present at any meeting of the Board at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the directors.

(b)

Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan.  All determinations and interpretations made by the Board shall be binding and conclusive on all participants in the Plan and on their legal personal representatives and beneficiaries.

(c)

Each option granted hereunder may be evidenced by an agreement in writing, signed on behalf of the Corporation and by the optionee, in such form as the Board shall approve.  Each such agreement shall recite that it is subject to the provisions of this Plan.

3.

Stock Exchange Rules

All options granted pursuant to this Plan shall be subject to rules and policies of any stock exchange or exchanges on which the common shares of the Corporation are then listed and any other regulatory body having jurisdiction hereinafter (hereinafter collectively referred to as, the “Exchange”).

4.

Shares Subject to Plan

Subject to adjustment as provided in Section 15 hereof, the shares to be offered under the Plan shall consist of common shares of the Corporation's authorized but unissued common shares (“Shares”).

1

The aggregate number of Shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Corporation from time to time.  If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the unpurchased Shares subject thereto shall again be available for the purpose of this Plan.

5.

Maintenance of Sufficient Capital

The Corporation shall at all times during the term of the Plan reserve and keep available such numbers of Shares as will be sufficient to satisfy the requirements of the Plan.

6.

Eligibility and Participation

(a)

Directors, senior officers, employees, consultants, and of the Corporation or its subsidiaries, and employees of a person or company which provides management services to (“Management Company Employees”) the Corporation, its subsidiaries or affiliates of the Corporation shall be eligible for selection to participate in the Plan (such persons hereinafter collectively referred to as “Participants”).  Subject to compliance with applicable requirements of the Exchange, Participants may elect to hold options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Plan in the same manner as if the options were held by the Participant.

(b)

Subject to the terms hereof, the Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of Shares to be subject to each option.  In the case of employees or consultants of the Corporation or Management Company Employees, the option agreements to which they are party must contain a representation of the Corporation that such employee, consultant or Management Company Employee, as the case may be, is a bona fide employee, consultant or Management Company Employee of the Corporation or its subsidiaries.

(c)

A Participant who has been granted an option may, if such Participant is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional option or options if the Board shall so determine.

7.

Exercise Price

(a)

The exercise price of the Shares subject to each option shall be determined by the Board, subject to applicable Exchange approval, at the time any option is granted.  In no event shall such exercise price be lower than the “Market Price” (as hereinafter defined) per common share at the time of grant.

“Market Price” means:

(i)

at any time during which the common shares are listed and posted for trading on the Exchange, the closing sale price for board lots of common shares on the Exchange on the business day immediately prior to the day on which the Market Price is to be determined, or if there is no sale of board lots of common shares on such day, then the five-day weighted average of the closing price for board lots of common shares on the Exchange based on the five business days immediately prior to the day on which the Market Price is to be determined; and

2

(ii)

at any other time, the fair market value of the common shares, as determined by the Board, with due regard being had to any over-the-counter sale prices, asked and bid prices, volume quotations, value of assets and liabilities of the Corporation, and income and prospects of the Corporation, as the Board shall in its sole discretion determine to be relevant.

(b)

Once the exercise price has been determined by the Board, accepted by the Exchange and the option has been granted, the exercise price of an option may be reduced upon receipt of Board approval, provided that in the case of options held by insiders of the Corporation (as defined in the policies of the Exchange), the exercise price of an option may be reduced only if disinterested shareholder approval is obtained.

8.

Number of Optioned Shares

(a)

The number of Shares subject to an option granted to any one Participant shall be determined by the Board, but no one Participant shall be granted an option which exceeds the maximum number permitted by the Exchange.

(b)

No single Participant may be granted options to purchase a number of Shares equaling more than 5% of the issued Shares of the Corporation in any one twelve-month period unless the Corporation has obtained the requisite disinterested shareholder approval and meets applicable Exchange requirements.

(c)

Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Shares of the Corporation in any one twelve month period to any one consultant of the Corporation, its subsidiaries or affiliates or the Corporation.

(d)

Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Shares of the Corporation in any one twelve-month period to persons employed to provide investor relations activities (as such terms are defined in the policies of the Exchange) for the Corporation.  Options granted to consultants performing investor relations activities for the Corporation will contain vesting provisions such that vesting occurs over at least 12 months with no more than ¼ of the options vesting in any 3 month period.

(e)

The number of securities reserved for insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding securities.

(f)

The number of securities issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding securities

9.

Duration of Option

Each option and all rights thereunder shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Sections 11 and 12, provided that in no circumstance shall the duration of an option exceed the maximum term permitted by the Exchange.  For greater certainty, if the Corporation is listed on the Toronto Stock Exchange the maximum term may not exceed 10 years.  For greater certainty, if the Corporation is listed on the TSX Venture Exchange Inc. (“TSX-V”), the maximum term may not exceed 10 years if the Corporation is classified as a “Tier 1

3

Issuer” by the TSX-V, and the maximum term may not exceed 5 years if the Corporation is classified as a “Tier 2 Issuer” by the TSX-V.

10.

Option Period, Consideration and Payment

(a)

The option period shall be a period of time fixed by the Board not to exceed the maximum term permitted by the Exchange, provided that the option period shall be reduced with respect to any option as provided in Sections 11 and 12 covering cessation as a Participant or death of the Participant.

(b)

Subject to the policies of the Exchange, an option shall vest and may be exercised (in each case to the nearest full Share) during the option period:

(i)

in the circumstance where the number of Shares reserved for issuance by the Board pursuant to the exercise of options granted is less than or equal to 10% of the number of issued and outstanding Shares of the Corporation, in such manner as the Board may determine;

(ii)

in the circumstance where the Corporation is classified as a Tier 2 Issuer by the TSX-V, and the number of Shares reserved for issuance by the Board pursuant to the exercise of options granted is greater than 10% of the issued and outstanding Shares of the Corporation, in accordance with a vesting schedule which shall be established by the Board and which shall be acceptable to the Exchange.

(c)

Subject to any vesting restrictions imposed by the Board or the Exchange, options may be exercised in whole or in part at any time and from time to time during the option period.  To the extent required by the Exchange, no options may be exercised under this Plan until this Plan has been approved by a resolution duly passed by the shareholders of the Corporation.

(d)

Except as set forth in Sections 11 and 12, no option may be exercised unless at the time of such exercise the person or company to whom the options are granted is a Participant of the Corporation, its subsidiaries or affiliates of the Corporation.

(e)

The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of Shares with respect to which the option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such Shares with respect to which the option is exercised.  No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any Shares of the Corporation, unless and until the certificates for such Shares issuable pursuant to options under the Plan are issued to him or them under the terms of the Plan.

11.

Ceasing To Be a Director, Senior Officer, Employee or Consultant

(a)

If a Participant shall cease to be a director, senior officer, consultant, employee or a Management Company Employee of the Corporation, its subsidiaries or affiliates of the Corporation for any reason (other than death), such Participant may exercise his option to the extent that the Participant was entitled to exercise it at the date of such cessation, provided that such exercise must occur within 90 days after the Participant ceases to be a director, senior officer, employee, consultant or a Management Company Employee,

4

unless such Participant was engaged in investor relations activities, in which case such exercise must occur within 30 days after the cessation of the Participant’s services to the Corporation, its subsidiaries or affiliates of the Corporation.

(b)

Nothing contained in the Plan, nor in any option granted pursuant to the Plan, shall as such confer upon any Participant any right with respect to continuance as a director, senior officer, employee, consultant, or Management Company Employee of the Corporation, its subsidiaries or affiliates of the Corporation.

12.

Death of Participant

Notwithstanding section 11, in the event of the death of a Participant, the option previously granted to him shall be exercisable only within one (1) year after such death and then only:

(a)

by the person or persons to whom the Participant's rights under the option shall pass by the Participant's will or the laws of descent and distribution; and

(b)

if and to the extent that such Participant was entitled to exercise the option at the date of his death.

13.

Rights of Optionee

No person or company entitled to exercise any option granted under the Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such option until certificates representing such Shares shall have been issued and delivered.

14.

Proceeds upon Exercise of Options

The proceeds from t the exercise of options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

15.

Adjustments

(a)

If the outstanding Shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Corporation or another corporation or entity through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, any adjustments relating to the Shares optioned or issued on exercise of options and the exercise price per Share as set forth in the respective stock option agreements shall be made in accordance with the terms of such agreements.

(b)

Adjustments under this Section shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive.  No fractional Shares shall be required to be issued under the Plan on any such adjustment.

16.

Transferability

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided herein or the

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extent, if any, permitted by the Exchange.  During the lifetime of a Participant any benefits, rights and options may only be exercised by the Participant.

17.

Amendment and Discontinuance

The Board may at any time or from time to time, in its sole and absolute discretion, amend, suspend, terminate or discontinue the Plan and may amend the terms and conditions or options granted pursuant to the Plan, subject to any required approval of any regulatory authority or stock exchange.  Without limiting the generality of the foregoing, but subject to any required regulatory approval of any regulatory authority or stock exchange, the Board may at any time alter, amend or vary the Plan without the approval of the shareholders of the Corporation if the alteration, amendment or variance:

(a)

is for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(b)

is necessary to comply with applicable law or the requirements of any stock exchange on which the common shares of the Corporation are listed;

(c)

is an amendment to the Plan respecting administration and eligibility for participation under the Plan;

(d)

changes the terms and conditions on which options may be granted pursuant to the Plan including the provisions relating to option price, vesting provisions and option period;

(e)

changes the termination provisions of an option or the Plan;

(f)

is an addition of a cashless exercise feature, payable in cash or securities which provides for a full deduction of the number of underlying securities from the Plan; or

(g)

is an amendment to the Plan of a “housekeeping nature”;

provided that in the case of any alteration, amendment or variance referred to in paragraph (a) or (b), the alteration, amendment or variance does not:

(i)

amend the number of common shares issuable under the Plan;

(ii)

add any form of financial assistance by the Corporation for the exercise of any option;

(iii)

result in a material or unreasonable dilution in the number of outstanding common shares or any material benefits to option holders; or

(iv)

change the class of eligible participants to the Plan which would have the potential of broadening or increasing participation by insiders of the Corporation.

Without limiting the generality of the foregoing, but subject to any required regulatory approval of any regulatory authority or stock exchange, the Board may amend the option price, the option period (which in no event shall exceed the maximum term permitted by the Exchange) and the termination provisions of options granted pursuant to the Plan, without shareholder approval, provided that if the Board proposes to

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reduce the option price or extend the option period of options granted to insiders of the Corporation pursuant to the Plan, such amendments will require shareholder approval.

18.

Necessary Approvals

The ability of a Participant to exercise options and the obligation of the Corporation to issue and deliver Shares in accordance with the Plan is subject to any approvals which may be required from shareholders of the Corporation and any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation.  If any Shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such Shares shall terminate and any option exercise price paid to the Corporation will be returned to the Participant.

19.

Effective Date of Plan

The Plan has been adopted by the Board of the Corporation subject to the approval of the Exchange and, if so approved, subject to the discretion of the Board, the Plan shall become effective upon such approvals being obtained.

20.

Interpretation

The Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

MADE by the Board of Directors of the Corporation as evidenced by the signature of the following director duly authorized in that behalf effective the 24th day of April, 2006 and approved by the shareholders of the Corporation on ___________, 2006.

BIRCH MOUNTAIN RESOURCES LTD.

Per:

Name:

 Douglas J. Rowe

Title:

President and Chief Executive Officer

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EXHIBIT II

TO THE MANAGEMENT INFORMATION CIRCULAR OF

BIRCH MOUNTAIN RESOURCES LTD.

ANNUAL FINANCIAL REPORT

See Separate Attached Booklet